March 4, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara Jacobs
Bernard Nolan

Re:	Pluralsight, Inc.
Registration Statement on Form S-1
File No. 333-230057

Acceleration Request
Requested Date: March 6, 2019
Requested Time: 4:35 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pluralsight, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-230057) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan D. Pavri at (650) 565-3574.
* * * *

Sincerely,

PLURALSIGHT, INC.

/s/ Aaron Skonnard

Aaron Skonnard
Chief Executive Officer

cc:	James Budge, Pluralsight, Inc.
Matthew Forkner, Pluralsight, Inc.
Matthew Tenney, Pluralsight, Inc.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP